

November 23, 2011

Via E-mail
Jay S. Bullock
Executive Vice President and
Chief Financial Officer
Argo Group International Holdings Ltd.
110 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re:    Argo Group International Holdings Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 28, 2011**
> **File No. 001-15259**

Dear Mr. Bullock:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk
Credit Risk, page 73

1. Please provide us proposed disclosure to be included in future periodic reports that states the source for your investment ratings levels in the table. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Notes to the Consolidated Financial Statements
5. Income Taxes, page F-26

2. Please provide us proposed disclosure to be included in future periodic reports to present your income before taxes separately for domestic and foreign operations as well as the income tax provision separately for domestic and foreign operations in accordance with

Rule 4-08(h) of Regulation S-X.  Please also consider including in your proposed disclosure the pre-tax earnings and effective tax rates for the United States, United Kingdom, Belgium, Brazil, Ireland and Switzerland.

14. Segment Information, page F-43

3.  Please provide us proposed disclosure to be included in future periodic reports to include the amount of earned premiums separately for domestic and foreign operations as required by ASC 280-10-50-41 for all three years for which financial statements are presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant